NEWS  RELEASE
FOR  IMMEDIATE  RELEASE                            Contact:  Raymond  Brandstrom
November  6,  2003                                   Chief  Financial  Officer
                                                         (206) 298-2909

                     EMERITUS REPORTS THIRD QUARTER RESULTS

SEATTLE, WA, NOVEMBER 6, 2003 -- Emeritus Assisted Living (AMEX: ESC) (Emeritus Corporation), a national provider of assisted living and related services to senior citizens, today announced third quarter 2003 net income to common shareholders of $9.8 million compared to a net loss of $4.5 million for the third quarter 2002. Third quarter results include gains of $14.5 million related to the early retirement of the Company's Series A Preferred stock.

Total Operating Revenue increased $14.2 million to $50.2 million for the third quarter. The majority of this increase came from the acquisitions of 32 communities on October 1, 2002 and May 1, 2003. Total Operating Expenses increased $14.0 million to $49.8 million for the third quarter 2003, primarily from acquisitions and an impairment loss on a single community of $950,000. Excluding the impairment loss, Income from operations, defined as Total Operating Revenues less Total Operating Expenses (exclusive of Interest Income, Interest Expense, and Other, Net) increased $1.1 million to an income of $1.4 million for the current quarter, from income of $243,000 in the third quarter of 2002. Interest Expense increased by $473,000 to $3.3 million primarily from additional debt secured by the leasehold interest on communities related to previously reported transactions in December 2002, July 2003, and August 2003.

During the third quarter, the Company entered into a sequence of transactions that resulted in the early retirement of its Series A Preferred stock. The Company used proceeds from the transfer of leases on four communities, the sale/leaseback of 3 communities, and an increase in debt on the leasehold interests related to the aforementioned seven communities to repurchase the Company's Series A stock. The Company repurchased the Series A Preferred Stock and all accrued and unpaid dividends for $20 million. As part of the purchase agreement, the holder of the Series A Preferred Stock agreed to forego accrued and unpaid dividends of approximately $10.1 million. The entire sequence of transactions resulted in recording gains in the current quarter of $14.5 million. The Company recorded income tax expense of $576,000 for the quarter, primarily related to alternative minimum tax requirements from the sale/leaseback of communities during the quarter. Net income to common shareholders improved by $14.3 million to an income of $9.8 million for the quarter, inclusive of the gains and impairment loss discussed above.

For the nine months ended September 30, 2003, the Company increased revenue by $40.6 million to $146.8 million, primarily from the acquisition of 32 communities in October 2002 and May 2003. Operating Expense increased by $36.1 million to $141.0 million principally from the same acquisitions. Excluding the Impairment loss of $950,000 discussed above, Income from Operations (defined as Total Operating Revenue less Total Operating Expense) improved $5.4 million to an income of $6.7 million. Interest expense increased $1.2 million to $9.8 million primarily from an increase in property associated debt on leasehold interests from the refinance of 11 communities in December 2002 partially offset by lower mortgage interest expense on the same communities. The category "Other, net" expense, decreased $2.4 million to an income of $1.5 million primarily from a $1.4 million gain on redemption of ARV stock in the second quarter of 2003 compared to transaction related write-offs of $564,000 in the first quarter of 2002, and $173,000 in the second quarter of 2002.

SAME  COMMUNITY  RESULTS
Emeritus operated 59 Same Store Communities for the third quarter of both 2003 and 2002. Community Operating Income improved $2.0 million to $13.7 million from $11.7 million for the same quarter last year, primarily the result of strong average revenue per occupied unit growth of $149 (5.8%) and decreased Community Operating Expenses of $540,000 from last year, principally from cost containment programs, revised insurance programs, and lower bad debt expense. Net income for the third quarter was $2.6 million compared to $953,000 for the same quarter last year.

ABOUT  THE  COMPANY
Emeritus Assisted Living is a national provider of assisted living and related services to seniors. Emeritus is one of the largest developers and operators of freestanding assisted living communities throughout the United States. These communities provide a residential housing alternative for senior citizens who need help with the activities of daily living with an emphasis on assistance with personal care services to provide residents with an opportunity for support in the aging process. Emeritus currently holds interests in 169 communities representing capacity for approximately 17,600 residents in 32 states. Emeritus's common stock is traded on the American Stock Exchange under the symbol ESC, and its home page can be found on the Internet at www.emeritus.com.

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995: A number of the matters and subject areas discussed in this report that are not historical or current facts deal with potential future circumstances, operations, and prospects. The discussion of such matters and subject areas is qualified by the inherent risks and uncertainties surrounding future expectations generally, and also may materially differ from our actual future experience as a result of such factors as: the effects of competition and economic conditions on the occupancy levels in our communities; our ability under current market conditions to maintain and increase our resident charges in accordance with rate enhancement programs without adversely affecting occupancy levels; increases in interest rates that would increase costs as a result of variable rate debt; our ability to control community operation expenses, including insurance and utility costs, without adversely affecting the level of occupancy and the level of resident charges; our ability to generate cash flow sufficient to service our debt and other fixed payment requirements; our ability to find sources of financing and capital on satisfactory terms to meet our cash requirements to the extent that they are not met by operations; and our continued management of the Emeritrust I communities beyond January 2, 2004, when our management agreements for those communities could be terminated on short-term notice. While we believe that these arrangements will be extended, we cannot guarantee that these discussions will be successful or, if the arrangements are extended, what the terms will be. If we are unsuccessful, we could lose the management fee revenue from these communities. We have attempted to identify, in context, certain of the factors that we currently believe may cause actual future experience and results to differ from our current expectations regarding the relevant matter or subject area. These and other risks and uncertainties are detailed in our reports filed with the Securities and Exchange Commission (SEC), including our Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q.



                                     EMERITUS CORPORATION
                       CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                                         (unaudited)
                            (In thousands, except per share data)

                                                       Three Months         Nine Months
                                                    ended September 30,  ended September 30,
                                                    ------------------  --------------------
                                                      2003      2002      2003       2002
                                                    --------  --------  ---------  ---------
Revenues:
  Community revenue. . . . . . . . . . . . . . . .  $46,702   $32,226   $134,949   $ 94,640
  Other service fees . . . . . . . . . . . . . . .    1,131     1,149      3,165      3,244
  Management fees. . . . . . . . . . . . . . . . .    2,376     2,662      8,671      8,313
                                                    --------  --------  ---------  ---------
          Total operating revenues . . . . . . . .   50,209    36,037    146,785    106,197
                                                    --------  --------  ---------  ---------

Expenses:
  Community operations . . . . . . . . . . . . . .   32,056    21,474     90,486     63,120
  General and administrative . . . . . . . . . . .    6,151     5,385     17,366     15,175
  Depreciation and amortization. . . . . . . . . .    1,799     1,653      5,486      5,179
  Facility lease expense . . . . . . . . . . . . .    9,767     7,282     27,697     21,420
                                                    --------  --------  ---------  ---------
          Total operating expenses . . . . . . . .   49,773    35,794    141,035    104,894
                                                    --------  --------  ---------  ---------
          Income from operations . . . . . . . . .      436       243      5,750      1,303

Other income (expense):
  Interest income. . . . . . . . . . . . . . . . .      172        46        500        268
  Interest expense . . . . . . . . . . . . . . . .   (3,311)   (2,838)    (9,813)    (8,616)
  Other, net . . . . . . . . . . . . . . . . . . .       97      (153)     1,537       (894)
                                                    --------  --------  ---------  ---------
          Net other expense. . . . . . . . . . . .   (3,042)   (2,945)    (7,776)    (9,242)
                                                    --------  --------  ---------  ---------

          Net loss before income taxes. . .  . . .   (2,606)   (2,702)    (2,026)    (7,939)
          Provision for income taxes . . . . . . .     (576)        -       (576)         -
                                                    --------  --------  ---------  ---------
          Net loss . . . . . . . . . . . . . . . .   (3,182)   (2,702)    (2,602)    (7,939)

Preferred stock dividends. . . . . . . . . . . . .   (1,464)   (1,777)    (5,240)    (5,506)
Gain on repurchase of Series A preferred stock . .   14,465         -     14,465          -
                                                    --------  --------  ---------  ---------
          Net income (loss) to common shareholders  $ 9,819   $(4,479)  $  6,623   $(13,445)
                                                    ========  ========  =========  =========

Income (loss) per common share:
     Basic . . . . . . . . . . . . . . . . . . . .  $  0.96   $ (0.44)  $   0.65   $  (1.32)
                                                    ========  ========  =========  =========

    Diluted. . . . . . . . . . . . . . . . . . . .  $  0.63   $ (0.44)  $   0.59   $  (1.32)
                                                    ========  ========  =========  =========

Weighted average common shares outstanding:
     Basic . . . . . . . . . . . . . . . . . . . .   10,252    10,215     10,249     10,204
                                                    ========  ========  =========  =========

    Diluted. . . . . . . . . . . . . . . . . . . .   18,687    10,215     11,311     10,204
                                                    ========  ========  =========  =========




                       Emeritus Assisted Living
              Same Community Statements of Operations (1)
                            (In thousands)

                                                Quarter Ended
                                                September 30,
                                             --------------------
                                               2003       2002
                                             ---------  ---------
Revenue . . . . . . . . . . . . . . . . . .  $ 34,369   $ 32,918
Community operating expenses. . . . . . . .   (20,674)   (21,214)
                                             ---------  ---------
    Community operating income. . . . . . .    13,695     11,704
Depreciation & amortization . . . . . . . .    (1,527)    (1,462)
Facility lease expense. . . . . . . . . . .    (6,998)    (7,029)
                                             ---------  ---------
    Operating income. . . . . . . . . . . .     5,170      3,213
Interest expense, net . . . . . . . . . . .    (2,574)    (2,260)
                                             ---------  ---------
    Operating income after interest expense  $  2,596   $    953
                                             =========  =========


(1) Same Communities represent those communities that have been and are expected to continue to be operated by the Company on a comparable basis since January of 2002. Results exclude corporate general and administrative costs.